UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

POSCO is furnishing under cover of Form 6-K:

Exhibit 99.1: An English-translated documents of POSCO’s Spin-off Plan

Report on Material Facts / Matters to be Reported to Exchange

To Financial Services Commission/ Korea Exchange		December 10, 2021

Name of Company :		POSCO

Representative Director:		Representative Director/ President Hak-Dong Kim

Location of Head Office:		6261, Donghaean-ro, Nam-gu, Pohang-si, Gyeongsangbuk-do, Korea

(Tel) 054-220-0114

(Website) http://www.posco.com

Prepared by:	(Title) Financial Director	(Name) Gyeong-Jin Jung

(Tel) 02-3457-0114

Decision of Spin-off

POSCO (the “Company”) shall, in accordance with Articles 530-2 through 530-12 of the Korean Commercial Code (the “KCC”), by way of a vertical spin-off (the “Spin-off”), spin off all business units, including those relating to the production and sale of steel (the “Spun-off Business Unit”), except for those business units relating to functions relating to a holding company, such as developing future business portfolios or managing the group’s businesses, from its existing businesses and establish POSCO (the “New Company”), and the Company shall survive such spin-off and change its trade name to POSCO Holdings Inc. (such surviving entity, the “Surviving Company”) and convert into a holding company within the meaning of the Monopoly Regulation and Fair Trade Act (the “FTL”).

1. Method of Spin-off	(1) In accordance with Articles 530-2 through 530-12 of the KCC, the Spin-off shall be conducted by way of a vertical spin-off whereby the Company will spin off the Spun-off Business Unit and establish the New Company, and the Company will survive the Spin-off and own 100% of the New Company’s issued equity stock. The Surviving Company will survive as a listed corporation, while the New Company will be an unlisted company.

- Surviving Company: (tentatively called) POSCO Holdings Inc. (Note 1)

- Business units of the Surviving Company: development of future business portfolios and management of group’s businesses (Note 2)

- New Company: (tentatively called) POSCO (Note 1)

- Business units of the New Company: production and sale of steel (Note 2)

(2) The date of the Spin-off will be March 1, 2022 (0:00 AM). This may be subject to change by a resolution of the Company’s board of directors or by a decision of the Company’s representative director as authorized by the board of directors.

(3) In accordance with Article 530-3, Paragraphs 1 and 2 of the KCC, the Spin-off will take place by a special resolution of the Company’s general meeting of shareholders. Pursuant to Article 530-9, Paragraph 1 of the KCC, the New Company and the Surviving Company shall be jointly liable for the Company’s liabilities incurred prior to the Spin-off, which shall include, but not be limited to, any and all liabilities under or arising in connection with all credit agreements, including loan agreements and guaranteed transaction agreements (regarding any payment guarantees, performance guarantees, or any other types of guarantees) executed by the Company prior to the Spin-off, regardless of whether the credit related to the liabilities is actually provided before or after the Spin-off if such credit is actually provided under the relevant agreement.

(4) The assets to be transferred pursuant to the Spin-off shall be subject to Paragraph (7) of Article 5 (Matters concerning the New Company) of the Spin-off Plan; provided, however, if it is unclear as to whether an asset is part of the Spin-off pursuant to the language of the said Paragraph, Paragraphs (5) through (10) of Article 2 of the Spin-off Plan shall apply.

(5) Except for cases where the transfer to the Surviving Company is not permissible by virtue of their nature or due to applicable laws and regulations, any and all positive and/or negative assets, other rights and obligations (including rights and obligations under public law), and anything that has property value (including but not limited to permits, labor relationship, contractual relationship and litigation) shall, in principle, if stated in the list of assets subject to transfer specified in the Spin-off Plan (the “List of Transferred Assets”), be attributable to the New Company. Assets that are not listed in the List of Transferred Assets, if they relate to the Spun-off Business Unit, shall be attributed to the New Company and if they are not related to the Spun-off Business Unit, shall be attributed to the Surviving Company, unless the Company’s board of directors or representative director (as authorized by the board of directors) provides otherwise. The New Company shall succeed to all employment and related legal relationships (labor contracts, and others) of those employees who, as of the date of the Spin-off, work at the Spun-off Business Units.

(6) Except for those attributed in accordance with the Paragraph (5) of Article 2 of the Spin-off Plan, any liabilities that the Company incurs and/or confirms in connection with the businesses of the Company after the Spin-off date as a result of any act or fact that predates the Spin-off date, or any liabilities that were already incurred or confirmed before the Spin-off date but not reflected in the Spin-off Plan for any reason (including lack of knowledge), which shall include contingent liabilities under public and/or private law and any other liabilities, shall, if the act or fact giving rise to such liabilities is mainly related to the Spun-off Business Unit, be attributed to the New Company to which such business unit belongs. However, if they are mainly related to the units that are not the Spun-off Business Unit, they shall be attributed to the Surviving Company, respectively. If it is difficult to confirm which business unit is related to the act or fact, the liabilities shall be attributed to the New Company and the Surviving Company according to the ratio of net asset value to be spun-off through the Spin-off (or the liability sharing ratio of the Spun-off Business Unit to other business units if the ratio is calculated in light of the details of the liabilities). The board of directors of the Company or the representative director authorized by the board of directors shall decide how to allocate the liabilities between the New Company and the Surviving Company, unless such decision explicitly conflicts with the above principle.

(7) Regarding the joint liability of the Surviving Company and the New Company for the Company’s liabilities that arise prior to the Spin-off in accordance with Paragraph (3) of Article 2 of the Spin-off Plan, if the Surviving Company repays any liabilities that the New Company assumes under the Spin-off Plan, or if the New Company is indemnified from any of its liabilities as a result of the Surviving Company’s other cessions, the Surviving Company may exercise its reimbursement rights against the New Company. If the New Company repays any liabilities belonging to the Surviving Company under the Spin-off Plan, or if the Surviving Company is indemnified from any of its liabilities as a result of the New Company’s other cessions, the New Company may exercise its reimbursement rights against the Surviving Company.

(8) Paragraph (6) of Article 2 of the Spin-off Plan shall apply to allocation of claims or other rights acquired in relation to the Company’s businesses after the Spin-off date but resulting from any act or fact that predates the Spin-off date. It shall also apply to allocation of claims or other rights already acquired prior to the Spin-off date but not reflected in the Spin-off Plan for any reason (including lack of knowledge), which shall include any contingent claims under public and/or private law and any other claims. Additionally, if any given right is attributed to the Surviving Company or the New Company contrary to the principle on allocation of rights under public and/or private law as set forth in this Paragraph, the company that came into possession of such right shall transfer such right to the other company that is entitled to such right pursuant to this Paragraph.

(9) Any contract that the Company is a party to prior to the Spin-off date shall be, if it relates to the Spun-off Business Unit, attributed to the New Company. If the contract does not relate to the Spun-off Business Unit, it shall be attributed to the Surviving Company; provided, that, if the contract directly concerns a specific asset (including stocks), it shall be attributed to the company to which such specific asset is attributed.

(10) The assets, liabilities and capital of the New Company shall be determined by allocating all assets, contracts, rights, responsibilities and obligations relating to the Spun-off Business Unit of the Company to the New Company, and by allocating those assets that do not belong to the Spun-off Business Unit to the Surviving Company. The assets, liabilities and capital of the Surviving Company and the New Company shall be determined by comprehensively taking into account, among others, the requirements of a qualified spin-off under relevant laws and regulations that the Spin-off must meet, the future operations and investment plans of the Surviving Company and the New Company, and the requirements under relevant laws and regulations applicable to the respective companies.

(1) The Company shall, by way of a vertical spin-off, spin off all business units, including those relating to the production and sale of steel, except for those business units relating to those functions relating to a holding company, such as developing future business portfolios or managing the group businesses, from its existing businesses and establish the New Company. The Surviving Company shall, by converting into a holding company within the meaning of the FTL, establish corporate governance to seek long- term balanced growth of the group businesses.

2. Purpose of Spin-off

(2) Following the Spin-off, the Surviving Company shall focus on, its role as a holding company, including leading the growth and reorganization of the group’s businesses (including the steel business), enhancing synergies among the group’s businesses and actively exploring and promoting opportunities in new businesses. Meanwhile, the New Company shall focus on seeking domestic and international growth and strengthening competitiveness through timely and professional decision-making tailored to the nature of the respective businesses based on the independent management systems for the Spun-off Business Units.

(3) The change in the governance structure described above is intended to contribute to the sustainable development of the society and enhance the Company’s corporate and shareholder value.

3. Material Impact and Effects of Spin-off	As the Spin-off will be conducted by way of a vertical spin-off in accordance with Articles 530-2 through 530-12 of the KCC, the number of shares and shareholding ratio of the largest shareholder of the Company to be spun-off will remain the same before and after the Spin-off. In addition, as the Spin-off will be conducted by way of a vertical spin-off, it will have no impact on the consolidated financial statements.

4. Ratio of Spin-off	As the Spin-off is a vertical spin-off where 100% of the New Company’s issued equity stock is allocated to the Company, the ratio of spin-off is not calculated.

(1) Except for those properties, other rights and obligations that cannot be transferred due to the nature of such rights or obligations or pursuant to applicable laws and regulations, and as such remain with the Surviving Company, the Company shall transfer to the New Company any and all positive and/or negative properties, other rights and obligations including rights and obligations under public law, and anything that has property value (including but not limited to permits, labor relationship, contractual relationship and litigation) that belong to the Spun-off Business Unit (collectively, the “Transferred Assets”) as prescribed in the Spin-off Plan. The Surviving Company shall, upon incorporation of the New Company, cooperate to the extent necessary for the New Company to perform businesses in the manner the Spun-off Business Unit performed the business prior to the Spin-off, including by way of executing relevant contracts, among others.

5. Details of Businesses and Assets to be transferred as a result of the Spin-off	(2) The list and amount of the Transferred Assets shall be as stated in Annex 1 (Spin-off Statement of Financial Position) and Annex 2 (List of Properties Subject to Transfer) to the Spin-off Plan prepared based on the Company’s statement of financial position and general inventory as of September 30, 2021. If any change occurs relating to the assets and liabilities of the Spun-off Business Unit due to the business or financial activities of the Spun-off Business Unit prior to the Spin-off date, if any asset or liability in the List of Properties Subject to Transfer is found to have been omitted or inaccurately stated, or if there is any change in the amount of assets and liabilities, such omission, false statement or change can be corrected or added. Any change resulting therefrom shall be added to or deducted from Annex 1 (Spin-off Statement of Financial Position) and Annex 2 (List of Properties Subject to Transfer). After the Transferred Assets are confirmed, a certified public accountant shall confirm the amount of Transferred Assets. In addition, the properties that shall belong to the New Company following the Spin-off shall be listed in Annex 1 (Spin-off Statement of Financial Position), and changes in assets and liabilities of the Spun-off Business Unit arising from business or financial activities of the Spun-off Business Unit prior to the Spin-off date (including changes in the assets arising from the sale of the business or assets attributable to the New Company) shall be added to or deducted from the Spin-off Statement of Financial Position.

(3) Of the rights and obligations which are included in the Transferred Assets, those that are not transferred to the New Company due to the nature of such rights or obligations or pursuant to applicable laws and regulations, shall be deemed to remain with the Surviving Company. If any right or obligation needs to be transferred to the New Company, the Surviving Company and the New Company shall consult one another regarding such right or obligation. The same shall apply if the requisite approvals, permissions, acceptance of reports, or others from governmental authorities or others entities to effectuate the transfer in connection with the Spin-off cannot be obtained.

(4) With respect to industrial property rights held by the Company domestically or internationally prior to the date of the Spin-off, for trademarks, including applications, registrations or well-known trademarks in the relevant country (including service marks, and rights and obligations to the trademarks), (1) those relating to the individual products or services of the Spun-off Business Unit shall be transferred to the New Company, and (2) those symbolizing or relating to the POSCO group shall be attributed to the Surviving Company. Any and all industrial property rights, including patents, utility models, designs, and copyrights (including applications for or registered industrial property rights, patents, and utility models , rights to receive designs, and rights and obligations to the relevant patents, utility models, copyrights and others; in case of copyrights, irrespective of whether the rights are registered or applied for registration), held by the Company domestically or abroad prior to the Spin-off date shall be (1) in case of those invented, designed, created or developed by the Spun-off Business Unit, attributed to the New Company; and (2) in case of those invented, designed, created or developed by units other than the Spun-off Business Unit, attributed to the Surviving Company. The industrial property rights attributed to the New Company are listed in List of Industrial Property Rights subject to Transfer. Any industrial property rights that are omitted from or inaccurately stated in the list shall be attributed in accordance with the principle above.

(5) Among the Company’s lawsuits that existed prior to the Spin-off, those that shall transfer to the New Company shall be listed in List of Lawsuits subject to Transfer, and the real properties held by the Company to be attributable to the New Company shall be listed in List of Real Properties subject to Transfer. Any lawsuits or real properties that are omitted from or incorrectly stated in the above lists shall be attributed, in case of those relating to the Spun-off Business Unit, to the New Company, and in case of those relating to units other than the Spun-off Business Unit, to the Surviving Company, respectively.

(6) Kun-mortgages, pledges, or other security rights created to secure contractual relationships arising out of or from the Spun-off Business Unit (including contractual relationships arising in relation to the Transferred Assets) and rights and obligations thereunder shall be attributed to the New Company.

(7) Of the rights and obligations relating to the assets to be transferred in connection with the Spin-off, those that the New Company does not receive due to the nature of such rights or obligations or pursuant to applicable laws and regulations, shall be deemed to remain with the Surviving Company. The same shall apply if the requisite approvals, permissions, acceptance of reports, or others from governmental authorities or other entities to effectuate the transfer in connection with the Spin-off cannot be obtained; provided, however, that the Surviving Company and the New Company may reach a separate agreement relating to the rights and obligations that belong to the Spun-off Business Unit but cannot be transferred.

(8) If any claim, liabilities or contractual relationship newly arises after the Spin-off Plan is approved but prior to the Spin-off date, and it is unclear to which entity such claim, liability or contractual relationship belongs, (A) the Company’s board of directors or the representative director authorized by the board of directors shall determine which entity such claim, liabilities or contractual relationship shall remain with, or (B) if it has already been agreed with the relevant contractual counterparty as to which entity such claim, liabilities or contractual relationship shall belong, the attribution shall be determined as so decided or agreed upon.

6. Surviving Company after Spin-off	Name of company	POSCO Holdings Inc. (Tentative)
	Financial details after Spin-off (KRW)	Total assets	51,960,903,102,550	Total liabilities	3,841,460,166,328
		Total shareholders’ equity	48,119,442,936,222	Capital	482,403,125,000
		September 30, 2021		As of now
	Sales amount of the surviving business units for the most recent fiscal year (KRW)	310,231,832,068
	Main businesses	Development of future business portfolios or management of the group businesses
	Whether the Surviving Company will remain as a listing company after the Spin-off or not	Yes

7. New Company	Name of company	POSCO (Tentative)
	Financial details upon establishment (KRW)	Total assets	39,011,125,248,962	Total liabilities	11,193,314,029,859
		Total shareholders’ equity	27,817,811,219,103	Capital	482,403,125,000
		September 30, 2021		As of now
	Sales amount of the new business units for the most recent fiscal year (KRW)	26,483,186,434,375

Main businesses	Production and sale of steel, among others

Whether the New Company filed for re-listing or not	No

8. Matters on Capital Reduction	Ratio of capital reduction (%)		—
	Deadline for submission of old shares	Start date	—
		End date	—
	Expected trading suspension period	Start date	—
		End date	—
	Conditions of distribution of new shares		—
	—Whether shareholders are issued shares in proportion of their shareholding ratio, and the reason therefor		—
	Base date of allocation of new shares		—
	Expected delivery date of new share certificates		—
	Expected listing date of new shares		—

9. Expected Date of General Shareholders’ Meeting		January 28, 2022

10. Period of Creditor’s Filing of Objection	Start date	—
	End date	—

11. Spin-off Date		March 1, 2022

12. Expected Registration Date of Spin-off		March 2, 2022

13. Date of Resolution (Decision) of Board of Directors’ Meeting		December 10, 2021

- Outside Directors’ Attendance	Attended (Number of Persons)	7
	Absent (Number of Persons)	—

- Attendance of Statutory Auditors (Audit Committee Members other than Outside Directors)		—

14. Execution of Put Option Agreements and Others		No

- Details of Contract		—

15. Applicability of the Obligation to Submit the Registration Statement		No

- Reason for indemnity from submission, if any		Vertical spin-off

(Note 1) The Surviving Company’s trade name may be changed at the general shareholders’ meeting to approve the Spin-off Plan. The New Company’s trade name may be changed at the general shareholders’ meeting to approve the Spin-off Plan or at the New Company’s inaugural general meeting.

(Note 2) The businesses of the Surviving Company and the New Company are subject to the articles of incorporation of the respective companies.

※ “6. Sales amount of the surviving business units for the most recent fiscal year (KRW)” includes dividend income of the Surviving Business.

16. Other Considerations for Investment Decisions

(1) Amendment and modification of the Spin-off Plan

① If prior to the Spin-off date there is any change in the assets and liabilities (or contractual relationship) of the Spun-off Business Unit resulting from business or financial changes in the Spun-off Business Unit, implementation of any plan, any plan or situation of the Company, consultation with related organizations, any change in the accounting standards, material external impact, or if any asset or liability (or contractual relationship) is found to have been omitted from or inaccurately stated in the List of Articles Subject to Transfer or if there is any change in the amount of any asset or liability, or if it is necessary to change the attribution of assets or liabilities to meet the requirements for a qualified spin-off, the Spin-off Plan may partially be amended or modified by a resolution of the Company’s board of directors or the representative director authorized by the board of directors prior to the relevant general shareholders’ meeting, and may be changed by obtaining the requisite approval at the general shareholders’ meeting.

② Until the date immediately preceding the registration date of the Spin-off, the Spin-off Plan may, if approved at an extraordinary general shareholders’ meeting for the Spin-off, be amended or modified with respect to the items listed below by a resolution of the board of directors of the Company or by the representative director authorized by the board of directors of the Company without further approval at the general shareholders’ meeting if, among others, (i) there is any change in the assets and liabilities of the Spun-off Business Unit resulting from business or financial activities of the Spun-off Business Unit, implementation of any plan, any change in the relevant laws and regulation or accounting standards, or any asset or liability is found to have been omitted from or inaccurately stated in the List of Properties Subject to Transfer; (ii) such amendment or modification is reasonably necessary and does not cause any disadvantage to the shareholders of the Company or the New Company; (iii) such amendment or modification is made without any substantive changes in the Spin-off Plan; (iv) such amendment or modification is contemplated and allowed by the Spin-off Plan; or (v) such amendment or modification is necessary to meet the requirements for a qualified division. Any such amendment or modification shall, if necessary, be publicly announced or disclosed in accordance with relevant laws and regulations.

(A)	Trade name, address of the principal office and method of public notice of each of the Surviving Company and the New Company

(B)	Schedule of the Spin-off

(C)

Properties to remain or be transferred as a result of the Spin-off and the amount thereof (properties to remain with the Surviving Company or to be transferred to the New Company and the amount thereof)

(D)	Financial structure before and after the Spin-off

(E)	Total number of shares of the New Company to be issued upon the Spin-off

(F)	Matters concerning the New Company’s directors and statutory auditors

(G)	Articles of incorporation of the Surviving Company and the New Company

(H) Matters stated in each Annex hereto (including the List of Articles Subject to Transfer)

(2) If there is any matter not provided under the Spin-off Plan but is required for the Spin-off, to the extent consistent with the intention of the Spin-off Plan, such matter shall be modified or changed by a resolution of the board of directors of the Company, or depending on the matter, shall be implemented by the decision of the representative director authorized by the board of directors.

(3) Appraisal rights of dissenting shareholders

Not applicable, as this Spin-off is a vertical spin-off pursuant to Articles 530-2 through 530-12 of the KCC.

(4) Creditor protection procedures

The Surviving Company and the New Company shall be jointly liable for the liabilities of the Company arising prior to the Spin-off and shall not go through the creditor protection procedures.

(5) Matters requiring transition between the companies

With respect to the implementation of the Spin-off Plan, matters requiring transition between the Surviving Company and the New Company (including various materials and facts relating to the Spun-off Business Unit such as documents and data) shall be subject to a separate agreement between the Surviving Company and the New Company.

(6) The representative director shall determine and execute the authority on any and all matters relating to the Spin-off, including procedures not set forth in the Spin-off Plan.

(7) Transfer of personal information

The New Company shall, in accordance with the personal information laws and regulations including the Personal Information Protection Act, receive all personal information related to the Spun-off Business Unit as of the Spin-off date, and the Company and the New Company shall, within the applicable period prescribed by such laws and regulations, implement required procedures such as the notification of transfer of personal information in connection with the Spin-off.

※ The schedule of the Spin-off is subject to change based on the relevant laws and regulations, any circumstances of the Company and/or upon consultation with relevant authorities.

※ Please refer to the Spin-off Plan for other details of the Spin-off.

※ Relevant disclosure

[This disclosure is the disclosure of the finalized response to the request for the inquired disclosure (rumor or press release) dated December 2, 2021 and the (unconfirmed) response to such request].

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: December 10, 2021	By	/s/ Chung, Kyung-Jin
(Signature)
Name: Chung, Kyung-Jin
Title: Head of Finance Office